UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 18, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 18, 2021, announcing changes in the Executive Committee of STMicroelectronics.

PR No: C3052C

STMicroelectronics announces changes in the Executive Committee

Geneva, November 18, 2021 – Upon the proposal of ST’s President & CEO Jean-Marc Chery, the Supervisory Board of STMicroelectronics (NYSE: STM) has approved the following changes to the Executive Committee, entrusted with the management of the Company and led by Mr. Chery as its Chairman. These changes will be effective January 1st, 2022.

Marco Cassis will be appointed President, Analog, MEMS and Sensors Group. In addition to his Product Group role, Cassis will retain a number of corporate responsibilities, namely Strategy Development, System Research and Applications and the Innovation Office.

Remi El-Ouazzane will be appointed President of the Microcontroller and Digital ICs Group, following Claude Dardanne’s decision to retire at the end of the year from this position. El-Ouazzane is joining ST from Intel, where he has been Chief Operating Officer of Intel’s Artificial Intelligence Products Group and, more recently, Chief Strategy Officer of the Datacenter Platform Group.

Lorenzo Grandi is confirmed in his Chief Financial Officer role and will be appointed President of Finance, Purchasing, ERM and Resilience.

Jerome Roux, currently Executive Vice President, Asia Pacific Region, will be appointed President, Sales & Marketing. His responsibilities will include ST Regions (EMEA, Americas, Asia Pacific and China), on top of the Global Key Account and Demand Planning organizations.

The following Presidents are confirmed in their current roles:

Orio Bellezza, President, Technology, Manufacturing, Quality and Supply Chain;

Rajita D’Souza, Chief Human Resources Officer, President, Human Resources & Corporate Social Responsibility;

Marco Monti, President, Automotive and Discrete Group;

Steven Rose, President, Legal Counsel.

“The key enablers and critical success factors to continue to improve ST’s fundamental, long-term value are people, leadership and teamwork, fully aligned on our well-established strategy and focused on clear goals. Together with the Executive Committee, I am determined to continue to uphold ST’s value proposition to shareholders, customers, people and society at large, with a strong focus on sustainability, digital transformation and value creation and executing on our Independent Device Manufacturer model» said Jean-Marc Chery, President & CEO of STMicroelectronics.

NOTE TO EDITORS

The biographies of ST’s Executive Committee are available here.

Biography of Remi El-Ouazzane

Remi El-Ouazzane started his career at Texas Instruments (TI) in 1997. He worked through various roles of increasing responsibility in engineering and business across the broadband, mobile and embedded processing divisions over 15 years, rising to Vice-President and general manager of the Open Multimedia Applications Platform (OMAP). El-Ouazzane was appointed Chief Executive Officer of Movidius in 2013, responsible for driving its vision processing unit (VPU) hardware and software technologies to advance the adoption of artificial intelligence (AI) in the Internet of Things. With the acquisition of Movidius by Intel in 2016, El-Ouazzane joined Intel’s New Technology Group as vice president and general manager. In 2018, El-Ouazzane became Chief Operating Officer of Intel’s Artificial Intelligence Products Group, overseeing edge to cloud AI accelerators engineering and product management. From 2020, he was the Chief Strategy Officer of Intel’s Datacenter Platform Group, driving multiple strategic initiatives in the data center and cloud markets, including the acquisition of Habana Labs to strengthen Intel’s portfolio of technologies for the cloud AI processor market.

El-Ouazzane was born in Épinay-sur-Seine, France in 1973 and graduated from the Grenoble Institute of Technology (INPG) in 1996 and the Grenoble Institute of Political Studies in 1997. He graduated from the General Management Program at Harvard Business School in 2004. In 2009, he was honored with the French-American Foundation’s Young Leaders Award.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS

Alexis Breton

Head of Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	November 18, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services